Exhibit 99.1

FENNEC PHARMACEUTICALS REPORTS FOURTH Quarter AND FULL YEAR 2025 FINANCIAL RESULTS and provides business update

~ Delivered Record Annual Revenue with Full-Year Net PEDMARK® Product Sales of $44.6 Million, Representing 50% Year-Over-Year Growth, and Q4 2025 Net Product Sales of $13.8 Million, Representing 75% Growth Over Q4 2024 Net Product Sales ~

~ Executed on 2025 Clinical Data Strategy to Expand Real-World Validation of PEDMARK® Across New Tumor Types and Patient Populations Through Independent, Institution-Led Research ~

~ Achieved Record Performance with All-Time High Patient Enrollments and Conversion Rates in Q4 2025, Reflecting Strong Field Execution ~

~ Completed Oversubscribed $42 Million Equity Offerings with Participation from New and Existing Investors ~

~ Announced Positive Topline Results from Investigator-Initiated Clinical Study of PEDMARK® in Japan to Reduce Cisplatin-Induced Hearing Loss ~

~ Management to Host Conference Call Today at 8:30 a.m. ET ~

Research Triangle Park, NC, March 24, 2026 – Fennec Pharmaceuticals Inc. (NASDAQ:FENC; TSX: FRX), a specialty pharmaceutical company, today reported its financial results for the fiscal year ended December 31, 2025 and provided a business update.

“Our 2025 results validate that our strategy is clear and the foundation we built over the past year is now propelling Fennec into its next chapter of growth. We delivered record net product sales, achieved significant growth within our Fennec HEARS® program, and advanced independent clinical evidence generation for PEDMARK® – all while driving quarter-over-quarter growth in every quarter in 2025. These results demonstrate increasing PEDMARK® adoption across key accounts and patient segments, effective field execution, and sustained progress across the organization,” said Jeff Hackman, chief executive officer of Fennec Pharmaceuticals. “Concurrently, we strengthened our financial position through prudent operating decisions and strategic financial initiatives, including the closing of public and private offerings and the completion of full debt redemption.”

Business Highlights:

●	Continued Growth Within Key PEDMARK® Accounts: Adoption continues to accelerate across new and existing accounts, including multiple Adolescent and Young Adult (AYA) patients across several tumor types receiving PEDMARK®. Strong adoption trends reflect growing confidence in PEDMARK®’s clinical value and reinforce its potential to help reshape the standard of care for patients receiving cisplatin-based treatment, demonstrating that the Company’s growth strategies are well aligned with market opportunities.

●	Expanded Field Team to Accelerate Growth: In the fourth quarter, given the positive momentum Fennec observed over 2025, the Company made the strategic decision to further enhance its execution by increasing its customer facing team to achieve greater reach and frequency with its customers so the organization can ultimately help more cancer patients protect their hearing.

●	New Real-World Data in Adults with Head and Neck Cancer (HNC): In February 2026, Fennec announced it presented the first new data since the pivotal clinical program at the 2026 Multidisciplinary Head and Neck Cancers Symposium (MHNCS). Findings supporting the potential use of PEDMARK® in adults with head and neck cancers (HNC) were observed in a multi-institutional retrospective review of 15 adults with HNC. The data showed that PEDMARK® could be safely given ≥ six hours after cisplatin dosing and was easy to incorporate into the real-world care plan for adults with HNC. This strict post-cisplatin timing is a validated approach intended to preserve cisplatin antitumor activity and no disruption to curative-intent cisplatin-based treatment delivery was observed as part of the study review.

●	Initiation of Two Institution-Led Clinical Studies: In December 2025, Fennec announced that City of Hope, a U.S. cancer research and treatment organization, is evaluating PEDMARK® for the prevention of cisplatin-induced ototoxicity (CIO) in adult men with stage II-III metastatic testicular germ cell tumors. In March 2026, Fennec announced that Tampa General Hospital (TGH) Cancer Institute is initiating a study evaluating the real-world clinical utility of PEDMARK® in reducing the risk of ototoxicity in AYA and adult cancer patients receiving cisplatin-based treatment. Additional investigator-initiated studies supporting the use of PEDMARK® in additional tumor types and patient populations, including AYA cancer, have been submitted to Fennec and are currently under review.

●	STS-J01 in Japan: In December, Fennec announced positive topline results from the investigator-initiated Phase 2/3 STS-J01 clinical trial evaluating PEDMARK® for the reduction of cisplatin-induced ototoxicity in pediatric and adolescent and young adult (AYA) patients with non-metastatic solid tumors in Japan. The results were from the first large-scale pediatric and adolescent and young adults (AYA) trial in Japan and demonstrated that PEDMARK® can protect hearing without compromising cisplatin’s efficacy or introducing any concerning side effects. The Company is pursuing registration in Japan and is also exploring partnering or licensing opportunities for PEDMARK®.

Upcoming Events:

●	Piper Sandler Spring Biopharma Symposium: The management team will host one-on-one investor meetings at the annual Piper Sandler Spring Biopharma Symposium being held April 15–April 16, 2026 at the Convene One Boston Place.

Financial Results for the Fourth Quarter and Full Fiscal Year Ended December 31, 2025

●	Net Product Sales – For the fourth quarter of 2025, the Company recorded net product sales of $13.8 million compared to $7.9 million in the fourth quarter of 2024, representing an increase of approximately 75%. For the full fiscal year (FY) 2025, the Company recorded net product sales of approximately $44.6 million compared to $29.6 million in 2024, representing an increase of approximately 50%. The increase in net product sales is attributable to growth across both new and existing accounts with notable success in conversion and adherence of PEDMARK® patients.

●	Selling and Marketing Expenses – The Company recorded $6.1 million in selling and marketing expenses in the fourth quarter of 2025 compared to $3.9 million in the fourth quarter of 2024. The increase in selling and marketing expenses is largely related to increased payroll and additional marketing expenses as we focused on expanding our commercial team and preparing for additional outreach to community oncology centers and the adolescent and young adult (AYA) population. For the FY 2025, the Company recorded $18.6 million in selling and marketing compared to $18.4 million in fiscal year 2024. The year-over-year slight increase is largely related to increased payroll and marketing expenses in the comparable period offset by the elimination of European expenses after the announcement of the Norgine transaction in March 2024.

●	General and Administrative (G&A) Expenses – The Company recorded $8.9 million in G&A expenses fourth quarter of 2025 compared to $4.2 million in the fourth quarter of 2024. For the FY 2025, the Company recorded $28.8 million in G&A expenses compared to $23.1 million in fiscal year 2024. G&A expenses increased in both the comparable quarterly and fiscal years due to increased intellectual property-related legal expenses, increased payroll expenses as headcount increased and increased non-cash expenses associated with equity-based remuneration.

●	Cash Position – Cash and cash equivalents were $36.8 million as of December 31, 2025. For the FY 2025, there was a $10.2 million increase in cash and cash equivalents between December 31, 2024 and December 31, 2025. The net increase in cash was primarily due to the approximately $42.0 million in net proceeds from equity offerings and net cash collected from net product sales offset by operating expenses and the $21.5 million debt paydown in November of 2025. As of December 31, 2025 the company had $0 in debt outstanding.

Fourth Quarter and Full-Year 2025 Conference Call Information

Date:Tuesday, March 24, 2026

Time:8:30 a.m. Eastern Time

Webcast Link: https://edge.media-server.com/mmc/p/3crq898e

Participant Link: https://register-conf.media-server.com/register/BIb7d9f04377fd4b9cb7b005d167555402

Financial Update

The selected financial data presented below, including results for the three months and year ended December 31, 2025, is derived from our preliminary unaudited consolidated financial results, which have been prepared in accordance with U.S. generally accepted accounting principles. The Company expects to file its Annual Report on Form 10-K for the year ended December 31, 2025, including audited consolidated financial statements and management’s discussion and analysis of financial condition and results of operations, shortly with the Securities and Exchange Commission. The Form 10-K will be available at www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Audited Consolidated

Statements of Operations:

(U.S. Dollars in thousands except per share amounts)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2025	2024	2025	2024

Revenue
Product sales, net	$13,777	$7,925	$44,642	$29,580
Licensing revenue	—	—	—	17,958
Total revenue	13,777	7,925	44,642	47,538

Operating expenses:
Cost of product sales	1,764	669	3,764	3,184
Research and development	20	50	250	307
Selling and marketing	6,106	3,944	18,616	18,426
General and administrative	8,903	4,196	28,756	23,053

Total operating expenses	16,793	8,859	51,386	44,970
(Loss) from operations	(3,016)	(934)	(6,744)	2,568

Other (expense)/income
Realized foreign exchange gain/(loss)	1	(27)	28	(82)
Amortization expense	(27)	(25)	(65)	(89)
Unrealized loss on securities	—	(66)	(2)	(81)
Loss on debt extinguishment	(2,022)	—	(2,022)	—
Interest income	228	399	787	1,682
Interest expense	(308)	(966)	(2,080)	(4,069)
Total other expense/income	(2,128)	(685)	(3,354)	(2,639)
Loss before income tax	(5,144)	(1,619)	(10,098)	(71)
Income tax	—	—	—	(365)
Net loss	$(5,144)	$(1,619)	$(10,098)	$(436)

Basic net loss per common share	$(0.17)	$(0.06)	$(0.35)	$(0.02)
Diluted net loss per common share	$(0.17)	$(0.06)	$(0.35)	$(0.02)
Weighted-average number of common shares outstanding basic	31,175	27,460	28,577	27,294
Weighted-average number of common shares outstanding diluted	31,175	27,460	28,577	27,294

Audited Consolidated Balance Sheets:

(U.S. Dollars in thousands)

	December 31,	December 31,
	2025	2024
Assets

Current assets
Cash and cash equivalents	$36,788	$26,634
Accounts receivable, net	23,221	12,884
Prepaid expenses	3,738	3,080
Inventory	1,565	1,060
Other current assets	1,374	466
Total current assets	66,686	44,124

Non-current assets
Other non-current assets, net of amortization	3,508	822
Total non-current assets	3,508	822
Total assets	$70,194	$44,946

Liabilities and shareholders’ equity (deficit)

Current liabilities:
Accounts payable	$4,635	$3,241
Accrued liabilities	5,635	3,428
Operating lease liability - current	248	2
Contract liability - current	—	248
Total current liabilities	10,518	6,919

Long term liabilities
Term loan	—	18,206
PIK interest	—	1,271
Debt discount	—	(139)
Contract liability - long-term	24,561	24,561
Total long term liabilities	24,561	43,899
Total liabilities	35,079	50,818

Commitments and Contingencies

Shareholders’equity (deficit) :
Common stock, no par value; unlimited shares authorized; 34,163 shares issued and outstanding (2024 ‑27,527)	189,906	145,608
Additional paid-in capital	73,745	66,958
Accumulated deficit	(229,779)	(219,681)
Accumulated other comprehensive income	1,243	1,243
Total shareholders’ equity (deficit)	35,115	(5,872)
Total liabilities and shareholders’ equity (deficit)	$70,194	$44,946

About Cisplatin-Induced Ototoxicity

Cisplatin and other platinum-based chemotherapies are widely used to treat solid tumors and have been vital in improving survival rates. Unfortunately, these life-saving treatments often result in permanent, irreversible hearing loss, also known as ototoxicity.i

Hearing loss from cisplatin treatment is not rare. Studies show that between 60-90% of patients treated with cisplatin may develop hearing loss, depending upon the dose and duration of chemotherapy.ii Many of those treated with cisplatin will require lifelong hearing aids or cochlear implants, which can be helpful for some, but do not reverse the hearing loss and can be costly over time.iii Treatment-induced hearing loss can reduce quality of survivorship as it impacts many aspects of life, such as speech and language skills, academic performance, social-emotional development, career potential and the ability to live independently.iv,v While audiologic monitoring is recommended to help manage ototoxicity, it is currently underutilized in certain cancer patient populations.

PEDMARK® (sodium thiosulfate injection)

PEDMARK® is the first and only U.S. Food and Drug Administration (FDA) approved therapy indicated to reduce the risk of ototoxicity associated with cisplatin treatment in pediatric patients 1 month of age and older with localized, non-metastatic, solid tumors. It is a unique formulation of sodium thiosulfate in single-dose, ready-to-use vials for intravenous use in pediatric patients. PEDMARK is also the first and only therapeutic agent with proven efficacy and safety data with an established dosing regimen, across two open-label, randomized Phase 3 clinical studies, the Children’s Oncology Group (COG) Protocol ACCL0431 and SIOPEL 6.

Additionally, PEDMARK is recommended for the adolescent and young adult (AYA) population by the National Comprehensive Cancer Network, or NCCN, with a 2A endorsement.

Approximately 500,000 patients in the U.S. are diagnosed annually with cancers that could be treated with a platinum-based chemotherapy.vi,vii The incidence of ototoxicity depends upon the dose and duration of chemotherapy, and many of those treated will require lifelong hearing aids. Until the FDA approval of PEDMARK, there were no preventative agents for this hearing loss. Patients with hearing loss resulting from cancer treatment have a statistically significant worse quality of life compared with peers who have no hearing loss.viii,ix

PEDMARK has been studied by co-operative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, COG ACCL0431 and SIOPEL 6. Both studies have been completed. The COG ACCL0431 protocol enrolled childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, medulloblastoma, and other solid tumors. SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

Indications and Usage
PEDMARK® (sodium thiosulfate injection) is indicated to reduce the risk of ototoxicity associated with cisplatin in pediatric patients 1 month of age and older with localized, non-metastatic solid tumors.

Limitations of Use
The safety and efficacy of PEDMARK have not been established when administered following cisplatin infusions longer than 6 hours. PEDMARK may not reduce the risk of ototoxicity when administered following longer cisplatin infusions, because irreversible ototoxicity may have already occurred.

Important Safety Information
PEDMARK is contraindicated in patients with history of a severe hypersensitivity to sodium thiosulfate or any of its components.

Hypersensitivity reactions occurred in 8% to 13% of patients in clinical trials. Monitor patients for hypersensitivity reactions. Immediately discontinue PEDMARK and institute appropriate care if a hypersensitivity reaction occurs. Administer antihistamines or glucocorticoids (if appropriate) before each subsequent administration of PEDMARK. PEDMARK may contain sodium sulfite; patients with sulfite sensitivity may have hypersensitivity reactions, including anaphylactic symptoms and life-threatening or severe asthma episodes. Sulfite sensitivity is seen more frequently in people with asthma.

PEDMARK is not indicated for use in pediatric patients less than 1 month of age due to the increased risk of hypernatremia or in pediatric patients with metastatic cancers.

Hypernatremia occurred in 12% to 26% of patients in clinical trials, including a single Grade 3 case. Hypokalemia occurred in 15% to 27% of patients in clinical trials, with Grade 3 or 4 occurring in 9% to 27% of patients. Monitor serum sodium and potassium levels at baseline and as clinically indicated. Withhold PEDMARK in patients with baseline serum sodium greater than 145 mmol/L.

Monitor for signs and symptoms of hypernatremia and hypokalemia more closely if the glomerular filtration rate (GFR) falls below 60 mL/min/1.73m2.

Administer antiemetics prior to each PEDMARK administration. Provide additional antiemetics and supportive care as appropriate.

The most common adverse reactions (≥25% with difference between arms of >5% compared to cisplatin alone) in SIOPEL 6 were vomiting, nausea, decreased hemoglobin, and hypernatremia. The most common adverse reaction (≥25% with difference between arms of >5% compared to cisplatin alone) in COG ACCL0431 was hypokalemia.

Please see full Prescribing Information for PEDMARK® at: www.PEDMARK.com.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals Inc. is a specialty pharmaceutical company committed to the fight against ototoxicity in cancer patients who receive cisplatin-based chemotherapy. Fennec is focused on the commercialization of PEDMARK® to reduce the risk of platinum-induced ototoxicity in cancer patients. PEDMARK received FDA approval in September 2022 and European Commission approval in June 2023 and United Kingdom (U.K.) approval in October 2023 under the brand name PEDMARQSIÒ.

In March 2024, Fennec entered into an exclusive licensing agreement under which Norgine Pharmaceuticals Ltd., a leading European specialist pharmaceutical company, will commercialize PEDMARQSI® in Europe, U.K., Australia and New Zealand. PEDMARQSI is now commercially available in the U.K. and Germany.

PEDMARK has received Orphan Drug Exclusivity in the U.S. and PEDMARQSI has received Pediatric Use Marketing Authorization in Europe which includes eight years plus two years of data and market protection.

For more information, please visit www.fennecpharma.com and follow on LinkedIn.

Forward Looking Statements

Except for historical information described in this press release, all other statements are forward-looking. Words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “may,” “will,” or the negative of those terms, and similar expressions, are intended to identify forward-looking statements. These forward-looking statements include statements about our business strategy, timeline and other goals, plans and prospects, including our commercialization plans respecting PEDMARK®/PEDMARQSI®, the market opportunity for and market impact of PEDMARK®/ PEDMARQSI®, its potential impact on patients and anticipated benefits associated with its use, future commercial and regulatory milestone and royalty payments from Norgine, and potential access to further funding after the date of this release. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including the risks and uncertainties that regulatory and guideline developments may change, scientific data and/or manufacturing capabilities may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, unforeseen global instability, including political instability, or instability from an outbreak of pandemic or contagious disease, such as the novel coronavirus (COVID-19), or surrounding the duration and severity of an outbreak, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, our ability to obtain necessary capital when needed on acceptable terms or at all, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2025. Fennec disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

PEDMARK® PEDMARQSI® and Fennec® are registered trademarks of Fennec Pharmaceuticals Inc.

©2025 Fennec Pharmaceuticals Inc. All rights reserved.

For further information, please contact:

Investors:
Robert Andrade
Chief Financial Officer
Fennec Pharmaceuticals Inc.
+1 919-246-5299

Corporate and Media:
Lindsay Rocco

Elixir Health Public Relations
+1 862-596-1304
lrocco@elixirhealthpr.com

i Sheth S et al. Mechanisms of Cisplatin Ototoxicity and Progress in Otoprotection. Frontiers in Cellular Neuroscience. 2017, Vol. 11.

ii Langer T, am Zehnhoff-Dinnesen A, Radtke S, Meitert J, Zolk O. Understanding platinum-induced ototoxicity. Trends Pharmacol Sci. 2013;34(8):458-469

iii Landier W. Ototoxicity and Cancer Therapy. Cancer. June 2016 Vol. 122, No.11: 1647-1658.

iv Clemens E, van den Heuvel-Eibrink MM, Mulder RL, et al. Recommendations for ototoxicity surveillance for childhood, adolescent, and young adult cancer survivors: a report from the International Late Effects of Childhood Cancer Guideline Harmonization Group in collaboration with the PanCare Consortium. Lancet Oncol. 2019;20(1):e29-e41

v Bass JK, Knight KR, Yock TI, Chang KW, Cipkala D, Grewal SS. Evaluation and management of hearing loss in survivors of childhood and adolescent cancers: a report from the children’s oncology group. Pediatr Blood Cancer. 2016;63(7):1152-1162.

vi Chattaraj A et al. Cisplatin-Induced Ototoxicity: A Concise Review of the Burden, Prevention, and Interception Strategies. JCO Oncol Pract. 2023;19

vii Freyer DR et al. Effects of sodium thiosulfate versus observation on development of cisplatin-induced hearing loss in children with cancer (ACCL0431): a multicentre, randomised, controlled, open-label, phase 3 trial. Lancet Oncol. 2017;18(1):63-74.

viii Rajput K, Edwards L, Brock P, Abiodun A, Simpkin P, Al-Malky G. Ototoxicity-induced hearing loss and quality of life in survivors of paediatric cancer. Int J Pediatr Otorhinolaryngol. 2020;138:110401. doi:10.1016/j.ijporl.2020.110401

ix Bass JK, Knight KR, Yock TI, Chang KW, Cipkala D, Grewal SS. Evaluation and management of hearing loss in survivors of childhood and adolescent cancers: a report from the children’s oncology group. Pediatr Blood Cancer. 2016;63(7):1152-1162.